Exhibit 99.1

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	AMIT AGARWAL amita@drreddys.com (Ph: +91-40-4900 2135)	APARNA TEKURI aparnatekuri@drreddys.com (Ph: +91-40-4900 2446)

Dr. Reddy’s Q2 & H1 FY21 Financial Results

Hyderabad, India, October 28, 2020: Dr. Reddy’s Laboratories Ltd. (BSE: 500124 | NSE: DRREDDY | NYSE: RDY) today announced its consolidated financial results for the quarter and the half year ended September 30, 2020. The information mentioned in this release is on the basis of consolidated financial statements under International Financial Reporting Standards (IFRS).

Q2 Performance Summary	H1 Performance Summary

Rs. 4,897 Cr

Revenue

[Up: 11% QoQ; 2% YoY]

53.9%

Gross Margin

[Q1 FY21: 56.0%; Q2 FY20: 57.5%]

Rs.1,311 Cr

SGNA expenses

[Up: 3% QoQ; Down: 1% YoY]

Rs. 436 Cr

R&D expenses

[8.9% of Revenues]

Rs. 1,267 Cr

EBITDA

[Up: 9% QoQ; Down: 12% YoY]

Rs. 862 Cr

Profit before Tax

[Down: 2% QoQ; Up: 12% YoY]

Rs. 762 Cr

Profit after Tax

[Up: 32% QoQ; Down: 30% YoY]

Rs. 9,314 Cr

Revenue

[Up: 8% YoY]

54.9%

Gross Margin

[H1 FY20: 54.9%]

Rs. 2,589 Cr

SGNA expenses

[Up: 2% YoY]

Rs. 834 Cr

R&D expenses

[9.0% of Revenues]

Rs. 2,430 Cr

EBITDA

[Down: 5% YoY]

Rs. 1,741 Cr

Profit before Tax

[Up: 8% YoY]

Rs. 1,342 Cr

Profit after Tax

[Down: 24% YoY]

*Q2 FY21 YoY sales growth of 20% adjusted for proprietary products out-licensing income in previous year

Commenting on the results, Co-chairman & MD, G V Prasad said “We are pleased to report continued growth across all the markets and improved productivity which is reflected in the healthy EBITDA margin and RoCE. Our research teams are working on several potential remedies for COVID in addition to the already launched products.”

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All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of I USD = Rs. 73.54

Dr. Reddy’s Laboratories Limited and Subsidiaries

Consolidated Income Statement

	Q2 FY21		Q2 FY20		YoY	Q1 FY21		QoQ
Particulars	($)	(Rs.)	($)	(Rs.)	Gr %	($)	(Rs.)	Gr%
Revenues	666	48,967	653	48,009	2	601	44,175	11
Cost of Revenues	307	22,558	277	20,389	11	264	19,420	16
Gross Profit	359	26,409	376	27,620	(4)	337	24,755	7
Operating Expenses
Selling, General & Administrative expenses	178	13,107	180	13,217	(1)	174	12,786	3
Research and Development expenses	59	4,359	50	3,662	19	54	3,980	10
Impairment of non-current assets	11	781	48	3,560	(78)
Other operating income	(2)	(149)	(2)	(135)	10	(2)	(118)	26
Results from operating activities	113	8,311	99	7,316	14	110	8,107	3
Net finance income	(3)	(237)	(3)	(231)	3	(8)	(605)	(61)
Share of profit of equity accounted investees	(1)	(73)	(2)	(117)	(38)	(1)	(77)	(5)
Profit before income tax	117	8,621	104	7,664	12	120	8,789	(2)
Income tax	13	998	(44)	(3,261)	(131)	41	2,996	(67)
Profit for the period	104	7,623	149	10,925	(30)	79	5,793	32

Diluted Earnings Per Share (EPS)	0.62	45.83	0.90	65.82	(30)	0.47	34.86	31

As a % to revenues	Q2 FY21	Q2 FY20	Q1 FY21
Gross Profit	53.9	57.5	56.0
SG&A	26.8	27.5	28.9
R&D	8.9	7.6	9.0
EBITDA	25.9	29.9	26.3
PBT	17.6	16.0	19.9
PAT	15.6	22.8	13.1

EBITDA Computation

	Q2 FY21		Q2 FY20		Q1 FY21
Particulars	($)	(Rs.)	($)	(Rs.)	($)	(Rs.)
Profit before Income Tax	117	8,621	104	7,664	120	8,789
Interest income (net)*	(0)	(1)	(3)	(226)	(4)	(306)
Depreciation	30	2,188	31	2,306	29	2,120
Amortization	15	1,084	14	1,033	14	1,020
Impairment	11	781	48	3,560
EBITDA	172	12,673	195	14,337	158	11,622

* Includes income from Investments

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All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of I USD = Rs. 73.54

Key Balance Sheet Items

	As on 30th Sep 2020		As on 30th Jun 2020		As on 30th Sep 2019
Particulars	($)	(Rs.)	($)	(Rs.)	($)	(Rs.)
Cash and cash equivalents and other investments	355	26,074	384	28,227	414	30,446
Trade receivables (current & non-current)	684	50,335	657	48,316	573	42,153
Inventories	559	41,134	532	39,148	476	35,033
Property, plant and equipment	748	55,026	737	54,183	721	53,008
Goodwill and Other Intangible assets	619	45,553	625	45,991	603	44,340
Loans and borrowings (current & non-current)	373	27,429	429	31,582	429	31,545
Trade payables	310	22,833	259	19,038	210	15,434
Equity	2,248	1,65,337	2,199	1,61,748	2,092	1,53,816

Revenue Mix by Segment

	Q2 FY21	Q2 FY20	YoY	Q1 FY21	QoQ
Particulars	(Rs.)	(Rs.)	Growth %	(Rs.)	Growth %
Global Generics	39,841	32,816	21%	35,075	14%
North America	18,328	14,265	28%	17,282	6%
Europe	3,754	2,764	36%	3,551	6%
India	9,123	7,511	21%	6,260	46%
EM	8,636	8,276	4%	7,982	8%
Pharmaceutical Services and Active Ingredients (PSAI)	8,505	7,107	20%	8,553	(1%)
Proprietary Products & Others	621	8,086	(92%)	547	14%
Total	48,967	48,009	2%	44,175	11%

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Cyber Attack Update

On 22nd October 2020, we experienced an information security incident and consequently isolated the impacted IT services. This incident involved a ransom-ware attack. We promptly engaged leading outside cybersecurity experts, launched a comprehensive containment and remediation effort and investigation to address the incident.

As of date, our investigation has not ascertained if any data breaches in the incident pertain to personally identifiable information stored in the Company's systems.

Recovery and restoration of all applications and data is underway. All critical operations are being enabled in a controlled manner.

COVID-19 Update

We continue our fight against the current pandemic by ensuring health and safety of our employees and business partners by adopting adequate precautionary measures. We continued our operations across plants enabling us to serve our patients across markets.

During the quarter we saw gradual recovery in the market demand across India, Russia and other markets after a low demand in Q1 FY 21, although the demand is yet to fully recover to pre-covid levels.

We launched COVID-19 treatment drugs Avigan (Favipiravir) and Remdesivir. We further strengthened our development pipeline for COVID-19 treatment drugs including the vaccine candidate Sputnik V.

Revenue Analysis

Global Generics (GG)

Revenues from GG segment at Rs. 39.8 billion:

➢	Year-on-year growth of 21% and sequential quarter growth of 14%, were driven primarily on account of new product launches, volume traction in the base business and integration of the acquired business from Wockhardt in India.

North America

Revenues from North America at Rs. 18.3 billion:

➢	Year-on-year growth of 28%, driven by contribution from new products launched, increase in volumes of our base products and aided by a favorable forex rate, which was partially offset by price erosion.
➢	Sequential growth of 6%, on account of volume traction in the base business and new product launches, offset by adverse forex movement and price erosion.
➢	We launched nine new products including Ciprofloxacin & Dexamethasone Otic Suspension, Fulvestrant Injection, OTC Diclofenac and OTC Olapatadine.
➢	We filed two new ANDAs during the quarter. As of 30th September 2020, cumulatively 94 generic filings are pending for approval with the USFDA (92 ANDAs and 2 NDAs under 505(b)(2) route). Of the 92 ANDAs, 50 are Para IVs and we believe 26 have ‘First to File’ status.

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Europe

Revenues from Europe at Rs. 3.8 billion:

➢	Year-on-year growth of 36% and sequential growth of 6%, primarily on account of new product launches and favorable forex movement.

➢	We also forayed into a new country Austria, beyond our EU5 markets.

India

Revenues from India at Rs. 9.1 billion:

➢	Year-on-year growth of 21% and sequential growth of 46% is primarily on account of revenues from the acquired business of Wockhardt and contribution from new products including the Avigan (Favipiravir) and Remdesivir launched for treatment of Covid-19.

Emerging Markets

Revenues from Emerging Markets at Rs. 8.6 billion. Year-on-year growth of 4%. Sequential growth of 8%:

➢	Revenues from Russia at Rs. 4.0 billion. Year-on-year decline of 3% is primarily on account of weakening Ruble. Sequential growth of 22% contributed by increased volumes with a gradual recovery in market demand after Q1 was impacted due to COVID-19.

➢	Revenues from other CIS countries and Romania market at Rs. 2.0 billion. Year-on-year growth of 19% and sequential growth of 43% driven by both base business and new product launches.

➢	Revenues from Rest of World (RoW) territories at Rs. 2.7 billion. Year-on-year growth of 7% driven by new products. Sequential decline of 20% is on account of lower volumes sold for existing products.

Pharmaceutical Services and Active Ingredients (PSAI)

Revenues from PSAI at Rs. 8.5 billion:

➢	Year-on-year growth of 20% driven by new products, growth in the services business and favorable forex rate.

➢	Sequential decline of 1% on account of lower volumes of certain products, partially offset by new products and growth in the services business.

➢	During the quarter we filed DMF for one product in the US.

Proprietary Products (PP) & Others

Revenues from PP & Others at Rs. 622 million:

➢	Year-on-year decline of 92%. Q2 FY 20 was higher due to income from sale of the US and select territory rights for two of Neurology franchise products pertaining to PP.

➢	Sequential growth of 14%.

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Income Statement Highlights:

➢	Gross profit margin at 53.9%:

-	Decline of 360 bps over previous year, which was impacted due to inclusion of revenue from sale of Neurology franchise products in the previous year, partially offset by improvement in productivity and favorable forex rates. Sequentially the margin reduced by 210 bps, primarily on account of lower export incentives, adverse forex and product mix.

-	Gross profit margin for GG and PSAI business segments are at 59.4% and 26.8% respectively.

➢	SG&A expenses at Rs. 13.1 billion, reduced by 1% year-on-year due to certain one-off expenses last year, which was partly offset by incremental costs post the integration of the acquired divisions from Wockhardt in this year. Sequentially it increased by 3% primarily due to the integration of the acquired divisions from Wockhardt and pickup in sales & marketing activities post un-lock.

➢	R&D expenses at Rs. 4.4 billion. As % to revenues these are: Q2 FY21: 8.9% | Q1 FY 21: 9.0% | Q2 FY20: 7.6%. Our focus continues on building a healthy pipeline of new products across our markets including development of products pertaining to COVID-19 treatment.

➢	Other operating income at Rs. 149 million compared to Rs. 135 million in Q2 FY20.

➢	Net Finance income at Rs. 237 million compared to Rs. 231 million in Q2 FY20.

➢	Profit before Tax at Rs. 8.6 billion, increased by 12% year-on-year and reduced by 2% sequentially.

➢	Profit after Tax at Rs. 7.6 billion. The effective tax rate is ~ 11.6% for the quarter, which is lower primarily due to recognition of deferred tax assets for one of our subsidiaries.

➢	Diluted earnings per share is at Rs. 45.83.

Other Highlights:

➢	EBITDA at Rs. 12.7 billion and the EBITDA margin is 25.9%

➢	Capital expenditure is at Rs. 2.5 billion.

➢	Free cash-flow generated during the quarter stood at Rs. 6.0 billion.

➢	Net debt of the company is at Rs. 1.4 billion as on September 30, 2020. Consequently, net debt to equity ratio is 0.01.

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Earnings Call Details (05:30 pm IST, 08:00 am EDT, Oct 28, 2020)

The management of the Company will host an earnings call to discuss the Company’s financial performance and answer any questions from the participants.

Conference Joining Information

Option 1: Express Join with DiamondPass™

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Option 2: Join through below Dial-In Numbers
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No password/pin number is necessary to dial in to any of the above numbers. The operator will provide instructions on asking questions before and during the call.

Play Back: The play back will be available after the earnings call, till November 4th, 2020. For play back dial in phone No: +91 22 7194 5757 | +91 22 6663 5757, and Playback Code is 97779.

Transcript: Transcript of the Earnings call will be available on the Company’s website: www.drreddys.com

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization , including related integration issues, (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2020. The company assumes no obligation to update any information contained herein.

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